Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

		POST IFRS 15 2017
	2018 HY		2016	2015	2014	2013
	£m	£m	£m	£m	£m	£m
Ratio of earnings to fixed charges
Earnings
Profit before tax	3,969	29,527	6,245	5,855	4,848	5,799
Excess / (shortfall) of dividends over earnings of affiliates accounted for by the equity method	(231)	(23,306)	(1,265)	(643)	(204)	(229)
Add: Fixed charges (below)	787	1,239	604	608	516	572
Subtract: non-controlling interests	86	171	191	232	278	295

Total earnings before fixed charges	4,439	7,289	5,393	5,588	4,882	5,847
Fixed charges
Finance costs(1)	763	1,197	580	584	484	532
Estimated interest portion of rental expense	24	42	24	24	32	40

	787	1,239	604	608	516	572

Ratio	5.6	5.9	8.9	9.2	9.5	10.2

(1)	Includes interest payable, facility fees and excludes loss on bond redemption.